Filed by Johnson Controls, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Johnson Controls, Inc.

Commission File No.:  1-5097

Members of Johnson Controls, Inc. management participated in the conference call transcribed below.

CORPORATE PARTICIPANTS

Glen Ponczak Johnson Controls, Inc. - VP, Global IR

Alex Molinaroli Johnson Controls, Inc. - Chairman, President & CEO

George Oliver Tyco International - CEO

Robert Olson Tyco International - EVP & CFO

Brian Stief Johnson Controls, Inc. - EVP & CFO

CONFERENCE CALL PARTICIPANTS

Jeffrey Sprague Vertical Research - Analyst

Steven Winoker Bernstein - Analyst

Brian Johnson Barclays Capital - Analyst

Nigel Coe Morgan Stanley - Analyst

Steve Tusa JPMorgan - Analyst

Rod Lache Deutsche Bank - Analyst

PRESENTATION

Glen Ponczak — Johnson Controls, Inc. - VP, Global IR

Well, welcome and good morning everyone. Thanks for joining us on such short notice to discuss this morning’s announcement of the merger of Johnson Controls and Tyco. As the operator, said I’m Glen Ponczak, Vice President of Investor Relations for Johnson Controls.

With me today here in New York are Alex Molinaroli, Chairman and Chief Executive Officer of Johnson Controls; George Oliver, Chief Executive Officer of Tyco; Robert Olson, Chief Financial Officer of Tyco; and Antonella Franzen, Vice President of Investor Relations for Tyco. Joining us on the phone remotely from Milwaukee is Brian Stief, the Chief Financial Officer of Johnson Controls.

The slides being discussed on this call are available on the investor relations sections of both the Johnson Controls and Tyco websites.

Before we start I’d like to remind you that our discussion during the call will include forward-looking statements and that actual results could differ materially from those projected in those statements. The factors that could cause actual results to differ are discussed in the cautionary statement regarding forward-looking statements included in the slide deck as well as in the joint press release issued today.

Today’s call is not intended and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy securities of Tyco or Johnson Controls. The subject matter of today’s call will be addressed in a joint proxy statement and prospectus that will be filed with the SEC.

We urge investors to read it in its entirety when it becomes available. Information regarding the participants in the proxy solicitation is contained in each company’s annual proxy materials filed with the SEC.

And with that I will turn it over to Alex.

Alex Molinaroli — Johnson Controls, Inc. - Chairman, President & CEO

Thanks, Glen, and good morning everyone. I’m excited to be here today.

We’ll start on slide 6. I’m excited to be here today with George and the rest of the Tyco team to announce the merger of two great companies. We both have a long history of high-performance delivering outstanding products and services, commercial excellence and customer-centric values. And this is a transformational transaction that will help us both serve our customers more comprehensively and innovatively.  It brings opportunities to our employees and creates significant amount of value for our shareholders.

This combination creates a new global industrial leader with $32 billion in annual revenue and it uniquely positions us to provide the most comprehensive portfolio of building and energy solutions.  It’s a highly strategic combination and it creates a leading, full building products and services company, bringing together best-in-class technology and service capabilities across fire, security, controls, HVAC and energy storage. This new company will also benefit by combining innovative capabilities in a new pipeline for devices, controls, sensors, data analytics and advanced solutions and it will help us better capture the enormous market opportunity that’s evolving.

Johnson Controls and Tyco have highly complementary businesses. And our geographic footprints are complementary and it enables the new Johnson Controls to offer comprehensive and innovative solutions to various end markets globally, including.large institutions, commercial buildings, retail, industrial, small businesses and residential. It brings together our buildings platform and creates immediate opportunities for the near-term growth through cross-selling, complementary branch and channel networks and expands our reach for our existing businesses.

In addition, the new company will be able to better partner with its customers to help improve their overall performance and operations and enhance the experience for their customers in areas around comfort, safety and accessibility. Lastly, the merger of the two companies creates compelling value for shareholders through operational synergies, some tax efficiencies and revenue growth opportunities. This new company will be a highly attractive global industrial leader and will be a partner of choice for our customers and an employer of choice for our talented people and the investment choice for our shareholders.

If you could please turn to slide 7 and let me spend a few minutes on the truly complementary nature of this combination. In terms of expertise and core capabilities Johnson Controls is a leader in building controls, HVAC equipment and energy storage technology services. And Tyco is a global leader in fire and security products and services.

The two companies have highly complementary business models and our go-to-market approach includes a global branch network that will be the leader in delivering building equipment and services worldwide. In addition, each company brings unique strengths across the global geographies. For example, Johnson Controls has a strong and growing position in China and across Asia and Tyco has a stronger business than we do in the European markets.

Both companies have a great large presence in North America. George and the entire Tyco team have built a strong track record of success across a variety of businesses. It complements our strength at Johnson Controls.

We’ve spent a substantial amount of time discussing the combination and ways in which we will advance the position of our combined company. And we really believe we can achieve more together than either company could on a standalone basis.

I will spend a couple of minutes talking about the transaction highlights on slide 8. Under the terms of the merger agreement Johnson Controls and Tyco will combine under the existing Tyco entity and the combined company will be called Johnson Controls Plc. In terms of the mechanics, immediately prior to the merger Tyco will effect a reverse stock split so that Tyco shareholders will receive 0.9550 shares for each of their existing Tyco shares.

The Johnson Controls shareholders may elect to receive either one share of the combined company for each of their Johnson Controls shares or cash equal to $34.88 per share. The Johnson Controls shareholders will own approximately 56% of the combined company shares and receive aggregate cash consideration of $3.9 billion. The Tyco shareholders will own approximately 44% of the combined company shares.

We will remain listed on the New York Stock Exchange and trade under the JCI ticker. The combined company will maintain Tyco’s global headquarters in Cork, Ireland and the primary operational headquarters in North America will be in Milwaukee, Wisconsin where Johnson Controls is currently based.

Tyco and Johnson Controls have deep roots in the United States. And we’re strongly committed to investing in our business in the US which remain critical to our success.

The Board of Directors of the combined company will consist of 11 directors, six directors from Johnson Controls and five directors from Tyco and that includes George and myself. Upon closing of the transaction I will serve as Chairman and CEO for a term of 18 months. During that time George will serve as President and Chief Operating Officer with responsibility for the operating businesses and leading the integration.

After the 18 months George will become CEO and I will become Executive Chair for one year after which time George will also become the Chairman and CEO. Of course, we both will share in the accountability for the successful integration of this transaction both in terms of planning and execution. And to deliver on our commitments and opportunity, our philosophy is to focus on the best-of-both across our businesses with respect to both talent and processes.

The closing of the transaction is expected by the end of the fiscal year of 2016, subject to customary closing conditions, including shareholder approvals and regulatory approvals. Lastly, our plan at Johnson Controls to spin off Adient which is our automotive experience business remains unchanged. The spinoff of Adient will occur post-merger and is expected to be completed at the beginning of fiscal year 2017.

All of our work together has confirmed that this transaction greatly enhances our ability to serve our customers and creates compelling value for our respective shareholders. The Johnson Controls and Tyco teams have been deeply engaged in analyzing and refining our estimates around synergies which we’ve laid out on slide 9.

If you go to slide 9 you see that the new company will deliver at least $500 million in operational synergies within the first three years after closing. And these operational cost synergies will be achieved by increasing efficiencies and integrating our global branch networks and taking advantage of the combined scale of our over $20 billion building business platform. In addition, the transaction will yield at least $150 million in annual tax synergies and the combined company is expected to have a pro forma adjusted effective tax rate similar to that of Tyco’s.

In addition, the structure of the combined company will allow us to utilize our global cash holdings more effectively for improved capital allocation to invest in our business as well as return value to our shareholders. While we’ve not quantified them yet we believe there are tremendous revenue synergies for the combined company. These opportunities are largely driven by our ability to cross-sell new products and services within the same markets that we’re in as well as introducing Tyco services and geographies where Johnson Controls is strong and vice versa.

Our senior leadership teams have engaged in discussing and assessing our combined prospects in the ways in which we can expand our relationships with current and future customers. If you go to slide 10 it illustrates the mechanics of the deal for our shareholders which I’ve already laid out. If you move on to slide 11, this transaction is a key milestone for two companies who have each been on a path of transformation.

Johnson Controls has focused on our core platforms of buildings and energy with significant portfolio changes over the past few years. This transaction represents the next phase of Johnson Controls transformation.

With its world-class fire & security businesses Tyco aligns with and enhances our buildings platform and further positions all of our businesses for global growth. It’s precisely the deliberate actions that both companies took over the last few years that put us in the position to take advantage and be ideal partners today.

As shown on slide 12 as part of this transaction following the Adient spin, shareholders will own two focused, highly valued companies. The new Johnson Controls will be a highly attractive industrial leader with pro forma revenue of $32 billion and $4.5 billion in EBITDA and that’s before the $600 million in annual synergies. In addition both sets of shareholders receive Adient shares which is a global leader in automotive seating and interiors.

So let me give you a quick overview of Adient on slide 13 for those of you that are unfamiliar with this sector. With $16.5 billion in annual revenue in fiscal 2015 Adient supports all major auto makers globally in the differentiation of their vehicles. Adient has the broadest and most complete set of seating and interiors in the market.

Let’s turn to slide 14 and talk about the substantial value creation for our shareholders. First, I’ll talk about the benefits to the Johnson Controls shareholders, then I will pass it over to George and he can discuss the benefits to Tyco shareholders. As well George will handle the next few slides.

The strategic and financial benefits of this combination are going to greatly benefit both sets of shareholders. As to the benefit to Johnson Controls shareholders we feel that this transaction greatly enhances our multi-industrial portfolio by strengthening our buildings platform. Our shareholders will receive approximately 56% equity ownership in the value creation of this combined company including the capitalized value of $650 million of synergies.

Our shareholders will also receive an aggregate cash consideration of $3.9 billion. With a strong pro forma balance sheet the new Johnson Controls will have enhanced, flexible financial balance sheet to invest in our businesses as well as return capital to shareholders with the ability to access global cash flows and take advantage of tax synergies. Additionally stronger financial metrics of growth and profit are expected to drive multiple expansion over time.

Let me pass it over to George.

George Oliver — Tyco International - CEO

Thanks, Alex, and good morning everyone. I am pleased to be here with Alex and the Johnson Controls team to discuss this combination that clearly accomplishes what a transaction should do: create significant value for the shareholders of both companies.

Drawing upon the strength of each company this combination represents a unique opportunity to expand our ability to serve our customers while offering a compelling value creation opportunity for our shareholders. Given the structure of the transaction both Johnson Controls and Tyco shareholders will participate in the future growth of the combined company.

Let me give you some background on how this transaction came about. Over the last three years Tyco has transformed from a holding company to an operating company and has made significant progress in streamlining operations and processes and preparing for our transformation to a growth and innovation company. Today with approximately $10 billion in annual revenues Tyco is the world’s largest pure play fire protection and security company with an 11% share of a $120 billion fragmented market. We have made phenomenal progress and I am very thankful to the Tyco employees for all of their hard work and dedication during this transformation process.

As I have said, Tyco no longer sees its addressable market to be limited to the fire and security industry when developing new products and services.  This transaction allows us to more completely address the “total customer problem” and to combine Johnson Controls strong product portfolio with our resources, devices and our factories in the field to create solutions to better solve these problems. Combining with Johnson Controls pairs our leading established businesses with robust innovation pipelines and extensive global footprints.

Let me spend some time telling you a little bit about the benefits it will bring to Tyco shareholders. Based on the 30-day volume weighted average share price this transaction represents a premium to Tyco shareholders of 13%. However, the true value creation is embedded in the power of the combined company as we expect at least $650 million in synergies over the next few years.

With an approximate 44% interest in the combined company, including the auto spin, we believe the value creation for the Tyco shareholders will be substantial and we estimate it to be north of 30%. In short, Tyco shareholders will be able to participate in the upside of the combined company, a highly attractive industrial global leader with strong growth prospects and opportunities across the globe in various end markets.

Both Johnson Controls and Tyco have a proven track record that make us highly confident that this value proposition will be delivered. Overall this combination is a win-win for the shareholders of both companies.

As you can see on slide 15, our pro forma revenue mix will be balanced across products and geographies with a strong service revenue base yielding consistent, sustainable growth. Turning to slide 16, we have leading brands across our comprehensive portfolio of building controls, HVAC, energy and power, integrated solutions and services and fire & security products.

We both have very strong brands that are recognized for innovation, quality and reliability by our customers. And with the investments that both companies have made over the years in new products and new solutions we are uniquely positioned to strengthen these global brands.

Moving to slide 17, we are uniquely positioned to capitalize on current trends. By taking the very strong position that we each have in technology and combining our investment to leverage that expertise with enterprise software, not only can we support what we do for our customers today, but leverage that in a much bigger way to bring unique solutions to the end markets that we serve.

The “internet of things” is driving market convergence. Sensors and networks along with the development of intelligent edge devices provides visibility to assets, people and the environment. In a connected world, the solutions that we deploy enable us to extract a lot more data, mine that data with data analytics and provide new customer insights.

For example, let’s take a look at the connected building on slide 18. We provide some of the most critical building systems, building automation and energy management to fire protection and security systems as well as HVAC. As a combined company, we have the depth and expertise to create new business models, to optimize the performance of the building systems throughout the lifecycle.

We believe this capability is extremely compelling and demonstrates our ability as a combined company to “own the building.” Customers will be able to come to us and we’ll be the one-stop shop in building products, services and technology that can serve their needs holistically.

In addition, we will be in an advantaged position for building automation and system integration to deliver on the vision for buildings of the future. With what we are doing in buildings we will also be able to capitalize on megatrends with smart cities and global urbanization growth.

As we show on slide 19, the world is headed towards a more connected future. Together we will be strongly positioned to leverage the “internet of things” and connectivity for a smarter customer offering in a more integrated and data rich future. It will allow us to better capture opportunities created by increasing connectivity and integration in homes, buildings and cities.

This combination is not only about serving our customer needs today but being able to look ahead, see where the industry is headed and being able to define and deliver the customer needs of tomorrow. To ensure we realize this vision and achieve our operating synergies, we will leverage our world-class operating systems which you can see on slide 20.

Johnson Controls’ strengths in manufacturing, procurement and commercial capabilities are highly complementary of Tyco’s strength in standardizing and optimizing processes to drive growth and margin expansion. By applying a simple set of tools and practices to our most important enterprise processes, these business systems will enable us to achieve the operational synergies Alex discussed earlier. The combination of these operating systems together will drive synergy realization and our transformation to the next level.

Now let me turn it back to Alex.

Alex Molinaroli — Johnson Controls, Inc. - Chairman, President & CEO

Thanks, George. For a few financial details let’s go to slide 21. The combined company will have an accelerated top-line growth profile.

You can see our products and service portfolio opportunity plus the margin improvement through the realization of the synergies. Tyco has secured a committed bank facility to finance the cash considerations of this transaction totaling $3.9 billion. And we’re committed to retaining our strong investment-grade balance sheet.

We also plan to maintain a strong and growing dividend. We have a balanced capital allocation strategy including the return of capital to our shareholders and growth investments.

On slide 22, you can see that both companies will provide an update to our fiscal Q1 earnings. And we’re providing additional information regarding our quarterly results and we’ll address questions related to the earnings later this week on our respective earnings calls.

So let me conclude where I began on slide 23. We believe that this is the best transaction for both companies and will transform our ability to capture the opportunities in a fast evolving marketplace and will deliver world-class products and services for our customers.

With this transaction we’re creating a new global industrial leader with strong growth prospects across products, geographies and end markets. We have the best talent in the industry and our inspired and energetic workforce will allow us to expand our ability to invest globally, develop new and innovative solutions for customers and create significant value for our shareholders of the long-term. In short, this combination of Johnson Controls and Tyco will create a better company and I can’t be more excited about this transaction and all the opportunities that lie ahead.

We appreciate your time today. Thank you very much. And operator, let’s take some questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Jeffrey Sprague, Vertical Partners.

Jeffrey Sprague — Vertical Research - Analyst

One, congrats. You had a long weekend I guess. One just very, very housekeeping question, make sure I got some arithmetic right here.

Just looking at the pro formas and what is going on with the cash consideration, how do we think about the actual share count of the combined entity based on the closes on Friday?

Robert Olson — Tyco International - EVP & CFO

Jeff, this is Robert Olson. And when all the dust has settled in the new company we think that the Tyco shareholders will own 43.7% roughly of the new company, JCI shareholders will own 56.3% roughly. Right now we’re in sort of the range of 940 million total shares.

Jeffrey Sprague — Vertical Research - Analyst

Great, thank you. Then I was also thinking about this portfolio. You’ve got a lot to accomplish in the near-term but it’s not hard to look out a little further into the future and think of some other permutations.

Will putting these assets together in any way tie your hands on other moves? I’m thinking specifically about spinning off other assets or things of that nature. We found with the Eaton-Cooper combination for example that there was kind of a five-year period where their hands were tied.

Alex Molinaroli — Johnson Controls, Inc. - Chairman, President & CEO

I understand what you’re saying. I don’t think we have anything that we’re planning to do that would be in the way. I think we feel pretty comfortable with our flexibility.

Jeffrey Sprague — Vertical Research - Analyst

And then just one last one and I will move on. I’m sure there are lots of questions.

Could you just address, George or Alex, the complexity or challenge of putting the branch networks together? I understand that there should and could be a pretty big opportunity there but you’re dealing with customer relationships and sales folks and these things can often be quite disruptive. How do you plan on approaching that and what percent of the synergy target is related to that?

Alex Molinaroli — Johnson Controls, Inc. - Chairman, President & CEO

That’s a great question, Jeff. You know one of the things that, and I will turn it over to George here because they’ve gone through some of their own consolidation so they have some experience. If you recall we’ve done this before at Johnson Controls when we acquired York.

We went through the same exercise. So I can visualize this because I’ve lived through it and I was a big part of the integration plan when we did York. So you get — we got a good sense of what needs to happen and the planning that needs to go forward.

If you look at the percentage of synergies that’s kind of cascading a good part of it is comes through our BE organization at the branch level, above the branch level and at our headquarters at both BE and Tyco. But it’s very, very analogous, at least from my perspective, of what we did with York. So I’m pretty confident about our integration.

George, you may have a perspective.

George Oliver — Tyco International - CEO

Jeff, let me comment on that. When you look at the business systems that we’ve put into place I would say both companies have done a great job in continuing to standardize and simplify the work that’s done in the field. And that has created a huge platform for a continued integration here with the combined capabilities.

When you look at the $500 million of synergies we do expect to be able to be at a full run rate by year three. When you break those down about $150 million are structural kind of redundancies, corporate cost. And then the remaining $350 million relates to it would be the sourcing branch network, manufacturing optimization and that type of opportunity.

Then in addition to the $500 million we have about $150 million of tax synergies.

Jeffrey Sprague — Vertical Research - Analyst

Great, thank you very much. Good luck.

Operator

Steven Winoker, Bernstein.

Steven Winoker — Bernstein - Analyst

Congrats. Very exciting, guys.

George, I do have a question which is the valuation for Tyco pre-synergies. So I’m not questioning the $650 million number and whatever value the market is going to ascribe to that over time. But more just the valuation for Tyco on a kind of tangible or at least pre-synergy basis, how are you thinking about that for shareholders going into this?

George Oliver — Tyco International - CEO

Well, when it starts right out of the gate here our view is that there is substantial value creation north of 30% for Tyco shareholders. And it does start with the 13% premium on the exchange ratio which is the last 30 days VWAP.

Now in addition to that we do get 44% of the synergies that we discussed which we’re estimating to be around $650 million- plus. And then you’d have to argue what the multiples are but as you do that math you get well north of 30%. And what we haven’t counted in here, Steve, is the work that we’ve done around our growth and innovation strategy.

As we have been advancing our strategy recognizing with the convergence of the building, we’re making great progress with what we have in fire & security. The convergence that is going to have with the controls and HVAC creates a much greater value proposition for our customers.

So in these numbers we haven’t counted revenue synergies but we see from day one being able to leverage the combined distributions, the combined customer base that we serve and then more importantly now leveraging a lot of our innovation that will enable us to put all of the capabilities together to be able to capitalize on the trend with smart buildings. So I think this is hugely exciting for the Tyco shareholders and gives us an opportunity to create a lot of value.

Steven Winoker — Bernstein - Analyst

Okay.

Alex Molinaroli — Johnson Controls, Inc. - Chairman, President & CEO

I will just add something. This is Alex. Particularly the folks that follow Tyco may or may not may or may not be intuitive.

Part of the portfolio transformation that Johnson Controls has gone through is because we believe that we’re not — that we haven’t been able to realize the multiple expansion that we should get by being a multi-industrial in the spaces that we participate in, the remaining Johnson Controls. I think this transaction will speed that effort up and new Tyco shareholders will be able to participate in that multiple expansion.

Steven Winoker — Bernstein - Analyst

Okay, and then one follow-up question to Jeff’s earlier question on the branch network synergies. So when I think about the field force and all of the mechanical, electrical, design, install, engineering, commissioning service capabilities that your combined companies have, is there a simpler way to think about how those things fit together or is this frankly just one of the most complex things you’re going to have to deal with through the whole integration? It could be exciting but I’m just wondering how much overlap there is?

George Oliver — Tyco International - CEO

You know, Steve, we have been working on more integrated solutions in the space we’re in, beginning to capitalize on what we see as being the trend of convergence. So we have a lot of similar capabilities in place within our branch network today.

So this gives us the opportunity to leverage the scale of the combined businesses together, create centers of excellence around project design, project execution and then ultimately performing the services. And then you get the structural savings with the combined footprint that we’re still in the early innings of combining the footprint that we had in fire & security.

This gives us the acceleration, the ability to be able to accelerate that combination and optimize that in a much bigger way with the scale that we have. And Alex talked earlier about Asia.  They have tremendous strength in Asia. We don’t.

We have tremendous footprint and strength in Europe. They don’t. So when you look at the combination and how this plays out not only for potential cost but the ability now to accelerate revenue it’s pretty compelling.

Alex Molinaroli — Johnson Controls, Inc. - Chairman, President & CEO

And I would just add—you asked a question around overlap—there is not a lot of overlap, but what there is is a lot of complements within the branches.

There actually is within the Johnson Controls branch network a relatively small fire & security business. So there are some complements that will come right out of the chute there.

But from a standpoint of overlap there’s not a lot of overlap but it’s not something that neither one of us are unaccustomed to. So I actually think you asked about the complexity, I think when you sit here it looks complex.

When you get at the branch level this is not going to be a very complex, at least the idea of it from the standpoint of the branches. I could speak to that from a person that came from the branches.

Steven Winoker — Bernstein - Analyst

Okay, great, thank you.

Operator

Brian Johnson, Barclays.

Brian Johnson — Barclays Capital - Analyst

Just a couple of housekeeping-ish kinds of questions, unfortunately. First is what’s the logic and were there any considerations in terms of having the Adient spin after the merger as opposed to before?

Alex Molinaroli — Johnson Controls, Inc. - Chairman, President & CEO

Why did we do it one way versus the other?

Brian Johnson — Barclays Capital - Analyst

Yes.

Alex Molinaroli — Johnson Controls, Inc. - Chairman, President & CEO

Well, I think part of what we wanted to do was make sure that from the standpoint of the opportunity that was in front of us we wanted to make sure that we could capitalize on the opportunity to get this done. We did look to see if this was going to be something that was going to adversely affect our ability to operate and get the spin completed.

And in fact, what we did was we had the folks from Tyco come in and get comfortable with where we were in the process. Based on where we were in the process and what was going on it was best for us to go ahead and get this done. And we saw this wasn’t going to interrupt.

And I think George can speak for the Tyco folks, they felt comfortable that they were going to be shareholders in a good company going forward.

George Oliver — Tyco International - CEO

Yes, what I would say, Alex, is we have a lot of experience in these type of transactions. And I think with the team that we’ve had working with your team we have a high degree of confidence that the work that’s been done is on track. It is scheduled to be spun in the first quarter and we’ll be working with the team to make sure that that happens and have high confidence that it’s actually going to take place as planned.

Brian Johnson — Barclays Capital - Analyst

And second question, do you have any preliminary time frame for the cost synergies and then for the revenue synergies in terms of how quickly after the close by the end of fiscal year you could start seeing some of those savings?

Alex Molinaroli — Johnson Controls, Inc. - Chairman, President & CEO

So I think what we’ve talked about is that the cost synergies we should see, and I don’t know that they will be linear but it will be over a three-year horizon, is where we see the cost synergies. As it relates to the tax synergies we’ll start seeing some tax benefits immediately and then over time we will be able to effect all of the tax synergies. But it’s not back-end loaded.

George Oliver — Tyco International - CEO

And as I said earlier on the synergies about $150 million were tied to corporate, some of the redundancy there but then $350 million operational. So there’s a good balance of how that synergy, those synergies play out over the three-year period.

Alex Molinaroli — Johnson Controls, Inc. - Chairman, President & CEO

I didn’t want to avoid your question on revenue. We didn’t include this in any of our modeling and so we see it as being conservative. Going back to my experience with York it took a little bit longer for us.

We got the cross-selling fairly quickly but in order to get the more strategic stuff it took us a little bit longer. So we really see that as upside in what you can expect from us.

And George and I as we work through with the teams over the next few months we’ll be able to detail out more about what that opportunity looks like. But we see that today and I think maybe even in the slide we talk about it being upside to the opportunity that we’ve talked about. But it’s important.

George Oliver — Tyco International - CEO

Yes and I think there’s significant opportunity with the trends that are underway. And we’re very excited about just day one leveraging the combined capabilities as they exist today. But more important now as we’re competing with some of the new market that’s being created with the convergence this is going to give us a big leadership position in being able to capitalize on that new market that’s being developed in the smart buildings.

Brian Johnson — Barclays Capital - Analyst

Okay, thank you.

Operator

Nigel Coe, Morgan Stanley.

Nigel Coe — Morgan Stanley - Analyst

Thanks, good morning and congratulations. So just maybe how long has this been have you been discussing the potential for a merger?

And I ask the question in the context of the degree of confidence around the cost synergies. $500 million doesn’t feel like the most demanding target out there. So I’m wondering is this more of I don’t want to say up back of the envelope, but is it a question of as you do more due diligence that number could rise over time?

George Oliver — Tyco International - CEO

Well, I would tell you the way that this started, we’ve been as you all know we’ve been very focused on creating an operating company in Tyco and in the last year and a half really focused on now being of growth and innovation company. And we have as we work through this and really from an outside-in perspective from the customer and what’s happening in the market realized that there is a true convergence of technology that’s taken place and that we were going to take all of the strength that we had in our portfolio and look to combine with others in the building that would create a competitive advantage in being able to capitalize in that space.

So I initially engaged Alex, was interested in the controls business because I felt that the business was very complimentary with what we do in fire & security in that when we look at the total customer problem and the ability to be able to create new business models to be able to better support customers, create value and accelerate growth, there isn’t a better combination. It’s a great strategic fit and the foundation of the deal is the strategic fit in being able to now capitalize on the growth opportunity that we see going forward.

Alex Molinaroli — Johnson Controls, Inc. - Chairman, President & CEO

As it relates to the robustness of the number I would actually say that the number is pretty robust as it relates to kind of some bottoms-up planning. This was actually, I don’t want to talk about how long we’ve been working on it but we’ve been working on it in some detail.

What I would say is that we both, George and I would sit here and say we’re confident about the number and you look at it from a top-down perspective we think there’s more opportunity. But we have a lot of confidence because we understand where the numbers are coming from and we really worked at this bottoms-up.

So you can look at it either way. You can look at it and say it’s conservative or you can look at it and say that we know what we’re doing and we’ve had a good plan. But either way you should feel good about this is a good starting point.

George Oliver — Tyco International - CEO

Nigel, just to reinforce that with the work that we’ve done in Tyco in the last three years with the amount of productivity and cost out we’ve been able to achieve and learning through that process I’m highly confident that what can be done here with the combination will be achieved and delivered.

Nigel Coe — Morgan Stanley - Analyst

Thanks. And a quick follow-up, George. How does Tyco On fit with JCI building controls? And is some of that investment you’ve been making, is that now somewhat redundant or does it fit — does it dovetail quite nicely with JCI’s portfolio?

George Oliver — Tyco International - CEO

Nigel, it’s an awesome fit. The work that they have with their Metasys platform at every level of the building and the capabilities that exist within Metasys, and then controlling the building and in the work that we’ve done with Tyco On with our cloud-based platform that enables us to be able to collect a lot of other data through our sensors and devices; and then to configure that data such that we can apply analytics which then ultimately delivers the value, whether it be energy savings, better utilization of space. There’s a lot of new business models that will be built off of our infrastructure.

So this, I see this as a total fit. I actually had a discussion with one of our technology leaders this morning after the announcement and said that it’s an unbelievable fit with the synergies in the capabilities that come from Johnson Controls, with the work that we’ve already done with Tyco On, and then how that comes together it just creates a leadership platform to be able to serve the building.

Alex Molinaroli — Johnson Controls, Inc. - Chairman, President & CEO

Yes, I’ve been excited when I listen — this is Alex — when I look at some of the technology that Tyco has and where they are headed, particularly as I look through some of the insight they have for their customers around the retail space. But if you look at what Johnson Controls has done if you’re not familiar is today when we sell a piece of equipment like a chiller, a mechanical piece of equipment, we monitor that equipment today and we look at not only trends but we use big data analytics in order to determine how to maintain that chiller and anticipate when the chiller is going to have a failure.

So I think our philosophies are similar. I think we’re just working into different spaces and so it would be great to be able to pull these capabilities together. So we’re looking forward to it, it’s pretty exciting.

Nigel Coe — Morgan Stanley - Analyst

That’s great. Thanks a lot.

Operator

Steve Tusa, JPMorgan.

Steve Tusa — JPMorgan - Analyst

Hey, good morning. Can you just talk about the capital structure of the combined co and just the cash that’s moving around here?

The $3.9 billion is basically kind of a facilitation payment for this merger is kind of the way it would seem to me but maybe not. Then what happens with obviously the auto dividend, I guess in the end when all this mixes in what does the capital structure look like?

Robert Olson — Tyco International - EVP & CFO

Yes, Steve, this is Robert. Roughly as you know Tyco has about $2 billion of debt today. JCI is in the range of $7 billion.

We’ve said as part of this deal we’ll go out and raise roughly $4 billion. I think JCI has publicly stated as part of the automotive spin the dividend back would be in the $2.5 billion to $3.5 billion range.

So you do all the math and you get a net debt in the $10 billion to $11 billion range. You know, that puts us higher net debt to EBITDA than we’ve been historically but in the right range with our competitors, puts us in the 2 to 2.2 range and gives us a lot of flexibility going forward.

George Oliver — Tyco International - CEO

And we’ve got some pretty strong cash flows coming out of the back side of this. Brian, I don’t know if you’re on the phone if you’ve got something that you want to add, particularly as it relates to the automotive dividend?

Brian Stief — Johnson Controls, Inc. - EVP & CFO

Yes, the way we thought about this is that the $3 billion to $3.5 billion of leverage that we put in auto we’ll get back, basically $3 billion of cash. And that cash is all been considered as Robert just said and what we’re going to end up net debt will probably be in the $10.5 billion range. So even at that level if we look at the cash flows with an organization that generates EBITDA of close to $5 billion including the synergies we’re pretty comfortable with that leverage position.

Steve Tusa — JPMorgan - Analyst

And then what happens to the free cash flow until close? Is that at your discretion on the JCI side or what’s the status on that?

Brian Stief — Johnson Controls, Inc. - EVP & CFO

So as part of the agreement we’ve got interim operating covenants that have kind of provided a framework for both companies to operate until closing. And as you can imagine I mean there is no provisions to do anything unusual with cash.

I think one of the things that we’re looking at and Tyco historically we’ve had back-ended free cash flow numbers in late Q3, early Q4 where our largest numbers are. So that’s going to be right in the period when we’ll be likely getting the dividend from the Adient spin as well. So in the months of June through December, there’s going to be a significant amount of free cash flow in the Adient spin dividend that will allow us flexibility in capital allocation.

Steve Tusa — JPMorgan - Analyst

Okay. And then one last question, George, I know you guys pre-announced positively on the first quarter but didn’t update the year. Any commentary on that front?

George Oliver — Tyco International - CEO

What I’d say, Steve, is we’re off to a very solid start here and that you saw the results in the first quarter and feel good about the progress we’re making in the current year. We’re going to be going through that in a lot of detail here as we do the investor call on our earnings on Friday, we’ll talk in detail there. But as we start the year we’re tracking as we expected.

Steve Tusa — JPMorgan - Analyst

Great, thanks a lot.

Glen Ponczak — Johnson Controls, Inc. - VP, Global IR

Operator, we’ve got time for one more call.

Operator

Rod Lache, Deutsche Bank.

Rod Lache — Deutsche Bank - Analyst

Good morning. Just a couple of things. One quick clarification, a technical question from a perspective of JCI shareholder.

You would get conversion partly or could get conversion partly in cash with a maximum of $3.9 billion in cash and that’s how you come up with a 56.3% for JCI shareholders. So it’s not that you get a share in the new co plus the $3.9 billion?

Alex Molinaroli — Johnson Controls, Inc. - Chairman, President & CEO

So technically you get a share plus the prorated piece of $3.9 billion.

Rod Lache — Deutsche Bank - Analyst

Okay. Maybe I will follow up on that.

Robert Olson — Tyco International - EVP & CFO

Let me just say, the JCI shareholders will have the right to choose a share. They will also have an option if they choose to take cash or some portion of cash.

The $3.9 billion will ultimately be prorated amongst the shareholders. Obviously the demand for that cash will not exactly equal $3.9 billion. Either it will be more or less —

Alex Molinaroli — Johnson Controls, Inc. - Chairman, President & CEO

Depending on the share price.

Robert Olson — Tyco International - EVP & CFO

Yes.

Rod Lache — Deutsche Bank - Analyst

Okay, yes. So it’s part — it could be some part of that conversion. It’s effectively like a share repurchase. You’re not issuing as many shares.

Robert Olson — Tyco International - EVP & CFO

So definitely we can follow up with you later.

Rod Lache — Deutsche Bank - Analyst

Can you talk about just two just operational things. One is do you have an estimate of how much it’s going to cost to execute the synergies?

And then secondly from your customers’ perspective aside from the convenience and simplicity of having one enterprise system instead of two why is there an advantage to combining fire security and HVAC? Is there some way from a customer’s perspective they can say that this is financially positive for them?

Robert Olson — Tyco International - EVP & CFO

Rod, this is Robert. With regard to your question on what it is going to cost to drive the synergies, you know we’ve looked at this and we think it’s roughly about one time the synergy value.

Alex Molinaroli — Johnson Controls, Inc. - Chairman, President & CEO

And then as it relates to why would a customer benefit, two things. First off, I think you’re right, you’re going to end up having some real convenience early on just because we’re going to have one person and one stop shop and one set of technical expertise.

Long term, though, I think the benefits are much more significant. The technology is converging and as the technology converges it’s not only going to be a lower cost to serve but beyond the lower cost there’s going to be the ability to utilize the data that we get from the customer in ways that the customer is going to help inform us to help them operate their facilities and their operations more effectively.

And I think that’s the real opportunity that’s coming around this whole idea of the Internet of Things and smart buildings. So hopefully that makes sense but what’s going to happen is we’re going to see our industry transform.

George Oliver — Tyco International - CEO

And I would add that we have a strong overlap of our customer base today and actually work together on many projects. And so there is a natural synergy here with the convergence of this portfolio to be able to better serve these customers coming already from a strong position.

Glen Ponczak — Johnson Controls, Inc. - VP, Global IR

Thanks for your questions. Here I think Alex and George both have some closing comments.

George Oliver — Tyco International - CEO

Sure. I will take the lead here.

As you can see I’m very excited about this transaction for the Tyco shareholders and for both sets of shareholders with a combination that we’re creating and the opportunity that we have to fundamentally lead the industry, driving a lot of growth and delivering a lot of value as we’ve discussed today to both sets of shareholders. And certainly look forward to talking to you further on Friday on our earnings call and then there’s a number of meetings coming up here over the next few weeks and engaging with you even further during those meetings. Thanks for joining today.

Alex Molinaroli — Johnson Controls, Inc. - Chairman, President & CEO

So I will just drop off and say that before we go, first off I just want to thank the Tyco team and George. It’s been a pleasure working with this team.

And that should be an indication I think and feel comfortable for not only for you folks on the phone but our employees, I look forward to the next few months and the next few years and creating a new company that is going to be something special. It’s real exciting and I look forward to sharing all that with you as we move forward. So take care, have a good day.

George Oliver — Tyco International - CEO

Thanks everybody.

Operator

This concludes today’s conference. Thank you for your participation. You may now disconnect.

[end of call]

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), Tyco will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Johnson Controls and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). Johnson Controls and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF Johnson Controls AND Tyco ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT Johnson Controls, Tyco, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@tyco.com or by calling (609) 720-4333.

PARTICIPANTS IN THE SOLICITATION

Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016.

Johnson Controls Cautionary Statement Regarding Forward-Looking Statements

There may be statements in this communication that are, or could be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements regarding Johnson Controls’ or the combined company’s future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls’ control, that could cause Johnson Controls’ or the combined company’s actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: Johnson Controls’ and/or Tyco’s ability to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, any delay or inability of the combined company to realize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or interpretations, the loss of key senior management, anticipated tax treatment of the combined company, the value of the Tyco shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, potential litigation relating to the proposed transaction, the risk that disruptions from the proposed transaction will harm Johnson Controls’ business, competitive responses to the proposed transaction and general economic and business conditions that affect the combined company following the transaction. A detailed discussion of risks related to Johnson Controls’ business is included in the section entitled “Risk Factors” in Johnson Controls’ Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 18, 2015 and available at www.sec.gov and www.johnsoncontrols.com under the “Investors” tab. Any forward-looking statements in this communication are only made as of the date of this communication, unless otherwise specified, and, except as required by law, Johnson Controls assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this communication.

Tyco Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Tyco’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction. Many factors could cause actual results to differ materially from these forward-looking statements, including, in addition to factors previously disclosed in Tyco’s reports filed with the SEC, which are available at www.sec.gov and www.tyco.com under the “Investor Relations” tab, and those identified elsewhere in this communication, risks relating to the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, the ability of Tyco and Johnson Controls to integrate their businesses successfully and to achieve anticipated synergies, changes in tax laws or interpretations, access to available financing, potential litigation relating to the proposed transaction, and the risk that disruptions from the proposed transaction will harm Tyco’s business.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Statement Required by the Irish Takeover Rules

The directors of Johnson Controls accept responsibility for the information contained in this communication other than that relating to Tyco and the Tyco group of companies and the directors of Tyco and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Johnson Controls (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Tyco accept responsibility for the information contained in this communication relating to Tyco and the directors of Tyco and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Tyco (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Centerview Partners LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Centerview Partners LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Barclays Capital Inc. is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Barclays Capital Inc., its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Lazard Freres & Co. LLC, which is a registered broker dealer with the SEC, is acting for Tyco and no one else in connection with the proposed transaction and will not be responsible to anyone other than Tyco for providing the protections afforded to clients of Lazard Freres & Co. LLC, or for giving advice in connection with the proposed transaction or any matter referred to herein.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

###